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                                                                  EXHIBIT (a)(9)

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Companies (SST)                                                           Page 1
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             [LOGO OF SHELTER COMPONENTS CORPORATION APPEARS HERE]

------------------------                                            NEWS RELEASE
        CONTACT:
  Mark C. Neilson, CFO
   Phone: 800-571-6929
   Fax: 219-262-2213
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SHELTER COMPONENTS CORPORATION
REPORTS THIRD QUARTER RESULTS

October 22, 1997

ELKHART, IN October 22, 1997, -- Shelter Components Corporation (SST - AMEX) today reported net sales of $129 million and net income of $2.5 million or $.32 per share for the quarter ended September 30, 1997, compared with reported net sales of $139 million and net income of $3.2 million or $.42 per share, respectively, for the comparable 1996 quarter. For the nine months ended
September 30, 1997, the Company reported net sales of $358 million and net income of $6.9 million or $.89 per share compared to reported net sales of $397 million and net income of $8.4 million or $1.08 per share for the first nine months of 1996. The results for 1997 include after-tax gains on the sales of certain idle facilities totaling $.04 per share for the nine months ended
September 30, 1997, respectively.

The 1996 results include the carpet manufacturing and yarn processing operations of Danube Carpet Mills, Inc., which were sold on December 31, 1996. The following table reflects the comparative three and nine month proforma results excluding Danube's 1996 results:

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

                                 3 Months Ended                  9 Months Ended
                                Reported Proforma               Reported Proforma
                                9/30/97    9/30/96   Change     9/30/97   9/30/96  Change

        Net sales              $128,546   $118,844     +8%     $357,879  $339,120    +6%
        Operating income          4,235      4,621     (8%)      11,237    11,650    (4%)
        Net income                2,494      2,561     (3%)       6,900     6,318    +9%
        Net income per share        .32        .33     (3%)         .89       .82    +9%

Management noted that the 8% improvement in third quarter proforma net sales
(excluding carpet operations from 1996 results) was encouraging given the decline in homes produced during the quarter by the Manufactured Housing industry, the Company's primary market.

The third quarter included the operating results of Plastic Solutions ("PSI") a plastic injection molder which was acquired at the end of the second quarter of 1997. PSI accounted for approximately $2 million of the $10 million increase in net sales during the quarter compared to proforma net sales the 1996 quarter, and contributed approximately $.01 per share to the third quarter 1997 earnings.

Shelter Components Corporation, operating through its various subsidiaries, is a nationwide distributor of hardware, fasteners, building products, vinyl windows, floor coverings, plumbing and electrical products used principally in the production of Manufactured Housing, Modular Housing and Recreational Vehicles.
In addition, the Company manufactures plastic products and laminates decorative wallboard primarily for these markets.

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

SHELTER COMPONENTS CORPORATION
Financial Highlights
(000's omitted except per share data)
                                       Three Months Ended      Nine Months Ended
                                          September 30,           September 30,
INCOME STATEMENT                        1997        1996        1997        1996
Net Sales                             $128,546    $139,311    $357,879    $397,065
Cost of sales                          110,743     118,992     307,906     339,549
    Gross profit                        17,803      20,319      49,973      57,516
Commission income                          708         709       2,074       1,827
                                        18,511      21,028      52,047      59,343
Selling, general and
 administrative expenses                14,276      15,298      40,810      44,291
  Operating income                       4,235       5,730      11,237      15,052
Gains on sales of real estate               13          --         447          --
Interest income                            244          34         755         102
Interest expense                          (437)       (460)     (1,219)     (1,398)
  Income before income taxes             4,055       5,304      11,220      13,756
Income taxes                             1,561       2,069       4,320       5,365
  Net income                          $  2,494    $  3,235    $  6,900    $  8,391

Earnings per share                    $    .32    $    .42    $    .89    $   1.08

Weighted average shares outstanding      7,855       7,783       7,797       7,749

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

BALANCE SHEET

Assets:                                  09/30/97   12/31/96
Current assets:
  Cash and cash equivalents              $ 13,139   $ 21,096
  Trade receivables                        33,010     22,827
  Inventories                              43,001     41,475
  Prepaid and other assets                  1,199      3,171
  Deferred taxes                            2,128      2,128
    Total Current Assets                   92,477     90,697
  Property and equipment, net              25,929     19,381
  Goodwill, net                            13,126     10,312
  Other assets                              1,322        520
    Total Assets                         $132,854   $120,910

Liabilities & Stockholders' Equity:
Current liabilities:
  Short term debt                        $     --   $  6,000
  Current maturities of long term debt      3,007      1,904
  Trade payables                           33,079     23,067
  Accrued expenses                          7,279      7,261
  Income taxes payable                      1,023      2,381
    Total Current Liabilities              44,388     40,613
Long-term debt                             17,208     16,639
Deferred taxes and other obligations          968        878
Stockholders' equity                       70,290     62,780
    Total Liabilities & Stockholders'
      Equity                             $132,854   $120,910
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